UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RECORD OF AUTOMATIC WITHDRAWAL

FORM APP WDG

Pursuant to Investment Company Act Rule 0-5(g)

Applicant Name: Crescent Capital BDC, Inc., *et al*.

File Number: 812-15372

The applicant did not respond within 120 days, in writing, to the comments the Commission staff provided on the above-referenced application on October 12, 2022. Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.